Exhibit 6.29

AGREEMENT OF PURCHASE, SALE, AND CO-OWNERSHIP

This Agreement of Purchase, Sale, and Co-Ownership (“Agreement”) dated June , 2020, by and among MY RACEHORSE CA LLC., a/k/a MYRACEHORSE a Nevada series limited liability company, whose principal address is 250 W. First St., Ste. 256, Claremont, California 91711 (hereinafter referred to as “Purchaser”); EXPERIENTIAL SQUARED, INC., a Delaware corporation, whose principal address is 250 W. First St., Ste. 256, Claremont, California 91711 (hereinafter referred to as “Guarantor”); and SPENDTHRIFT FARM, LLC, a Kentucky limited liability company, whose principal address is 884 Iron Works Pikes, Lexington, Kentucky 40511 (hereinafter referred to as “Seller”).

W I T N E S S E T H:

WHEREAS, Seller is the sole owner of AUTHENTIC, a thoroughbred bay colt, foal of 2017, by INTO MISCHIEF out of FLAWLESS, by MR. GREELEY, and is being offered for sale by Seller for his racing qualities and his future breeding qualities (hereinafter “Horse”);

WHEREAS, Purchaser desires to purchase from Seller an undivided twelve and one half percent (12.5%) ownership interest in the Horse (“Interest”) for his racing qualities and his future breeding qualities Horse upon the terms and conditions set forth herein;

WHEREAS, Seller desires to sell to Purchaser the Interest in the Horse upon the terms and conditions set forth herein;

WHEREAS, Seller and Purchaser wish to further set out their agreement regarding the continued racing and management of the Horse while continuing to race and his future breeding qualities when he ceases to race;

WHEREAS, upon the delivery of title of the undivided Interest in the Horse to the Purchaser, the Purchaser and Seller (both Purchaser and Seller hereinafter also sometimes referred to as “Co-Owner”) have agreed that Purchaser and Seller shall enter into a co-ownership of the Horse for purposes of his racing qualities and his future breeding qualities only upon the terms and conditions under which the Horse shall be managed as a race horse and as a stallion by Seller; and

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.           Purchase of Horse. Seller does hereby sell, convey, transfer, set over and assign to Purchaser, and Purchaser does hereby purchase from Seller a twelve and one half percent (12.5%) Interest in and to the Horse upon the terms and conditions contained herein, and specifically the conditions precedent set forth in Paragraph 2, below.

2.           Purchase Price and Payment; Condition Precedent; Clawback Transfer.

(i)     The Horse is scheduled to be entered to run in the Santa Anita Derby on June 6, 2020, and in the event the Horse does not win the Santa Anita Derby, then Purchaser shall pay to Seller at the closing, set forth below, a purchase price for the twelve and one half percent (12.5%) of the Horse, that being the sum of Two Hundred Six Thousand Seven Hundred Eighteen and 75/100 U.S. Dollars ($206,718.75) plus California Sales Tax at the rate of ten and one quarter percent (10.25%) or the sum of Twenty One Thousand One Hundred Eighty Eight and 67/100 U.S. Dollars ($21,188.67) for the racing qualities of the Horse and One Million Six Hundred Eighty Seven Thousand Five Hundred and no/100 U.S. Dollars ($1,687,500.00) for the future breeding qualities of the Horse for a total sum of One Million Nine Hundred Fifteen Thousand Four Hundred Seven and 42/100 U.S. Dollars ($1,915,407.42)(the “Purchase Price”). In the event the Horse wins the Santa Anita Derby, then Purchaser shall pay to Seller at the closing, set forth below, a purchase price for the twelve and one half percent (12.5%) of the Horse, that being the sum of Two Hundred Six Thousand Seven Hundred Eighteen and 75/100 U.S. Dollars ($206,718.75) plus California Sales Tax at the rate of ten and one quarter percent (10.25%) or the sum of Twenty One Thousand One Hundred Eighty Eight and 67/100 U.S. Dollars ($21,188.67) for the racing qualities of the Horse and Two Million Four Hundred Eighteen Thousand Seven Hundred Fifty and no/100 U.S. Dollars ($2,418,750.00) for the future breeding qualities of the Horse for a total sum of Two Million Six Hundred Forty Six Thousand Six Hundred Fifty Seven and 42/100 U.S. Dollars ($2,646,657.42). The closing for the payment of the Purchase Price is subject to the condition precedent that Purchaser shall, within five (5) days after the execution of this Agreement by all parties hereto, cause a veterinarian of its choosing to examine the Horse, including blood drawing for testing purposes, and Purchaser’s representative shall inspect the Horse for his suitability for conformation, and any such examinations performed by Purchaser, or his representative, shall be at Purchaser’s sole cost and expense. The veterinarian examination and conformation examination shall be acceptable to Purchaser, including, but not limited to, x-rays, scope, and examinations to determine that the Horse is healthy and sound and insurable at standard rates for full mortality coverage for horses of his age, without any exclusions, issued by Lloyd’s of London or other comparable insurance company (“Veterinary Examinations”).

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(ii)     If the results of the Veterinary Examinations are not acceptable to Purchaser or if the Horse is not insurable at standard rates for full mortality coverage, in Purchaser’s sole discretion, or in the event Purchaser determines that any of the representations and warranties are not accurate, Purchaser shall notify Seller in writing within three (3) days after such determination by Purchaser, in which case this Agreement shall be null and void and of no further force or effect. If the results of the Veterinary Examinations are acceptable to Purchaser, Purchaser shall deliver to Seller payment of ten percent (10%) of the Purchase Price at closing in immediately available funds and the balance of the Purchase Price by the earlier of the date of closing of the public offering or the ninetieth (90th) day after the date of this Agreement (as applicable the “Payment Due Date”), which such payment of the Purchase Price is hereby guaranteed by Guarantor to the extent of the full Purchase Price. This guaranty is a guaranty of payment, not of collection, and the Guarantor therefore agrees that Seller shall not be obligated prior to or as a condition to seeking recourse against or receiving payment from Guarantor, to take any steps whatsoever to collect from Purchaser or to file a claim of any kind against Purchaser, or in any other respect exercise any diligence whatever in collecting or attempting to collect any of the Purchase Price by any means. The liability of Guarantor for payment of the Purchase Price shall be absolute and unconditional, and nothing whatever except actual full payment to Spendthrift of the Purchase Price guaranteed by Guarantor hereunder shall operate to discharge Guarantor’s liability.

(iii)    In the event that the Purchaser is unable to pay the full balance of the Purchase Price by the Payment Due Date, whether due to a failure to sell out the public offering or otherwise, Purchaser shall retain the pro rata portion of the Interest that it has paid of the Purchase Price and shall immediately transfer the unpaid pro ratqa portion of the Interest back to the Seller (the “Clawback Transfer”). By way of illustration only, if Purchaser pays 90% of the Purchase Price to Seller by the Payment Due Date, Purchaser will retain an 11.25% Interest in the Horse and transfer a l.25% Interest in the Horse back to Seller. Following the Cklawback Transfer, no such payment of the unpaid Purchase Price will be required by the Purchaser or guaranteed by the Guarantor. Notwithstanding the foregoing, the Purchaser and the Seller can agree to extend the Payment Due Date an additional thirty (30) day increments by mutual written consent. Purchaser agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of the Clawback Transfer, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a party.

3.           Risk of Loss. Purchaser assumes all risk of loss with respect to the death and use of the Horse with respect to the Interest purchased from Seller upon the date of closing.

4.           Title. Title to the twelve and one half percent (12.5%) Interest in the Horse shall pass from Seller to Purchaser upon the payment of the ten percent (10%) of the Purchase Price to Seller.

5.           Delivery of Possession. Possession to the Horse shall be delivered to Purchaser upon the date of Closing, and simultaneously possession of the Interest in the Horse will be entrusted to the Purchaser at the stable of Bob Baffert at Santa Anita Racecourse, Pasadena, California, where the Horse shall be located at the time of Closing.

6.           Sales and Use Taxes. Any sales and/or use taxes (other than income taxes) as assessed by any jurisdiction(s) of the United States of America or elsewhere which are or may become due as a result of the sale of the Interest in the Horse from Seller to Purchaser, as set forth above (collectively, the “Sales Tax”), shall be the responsibility of the Purchaser of the Interest, and Purchaser hereby indemnifies Seller against any such sales and/or use taxes that become due including any interest, penalties respecting the sale of the Interest.

7.           Warranties and Representations of Seller. (a) As of both the date hereof and the Closing Date, Seller warrants and represents that:

(i)     The Horse is and shall be at the time of both the delivery of possession and transfer of title to the Interest being conveyed to Purchaser, free and clear of all liens, claims, charges, pledges, leases, breeding rights (except three [3] lifetime breeding rights which are reserved as following: two (2) for Bob Baffert and one (1) for Donato Lanni), options, hypothecations, security or other interests or encumbrances on, against or in connection with the Interest sold to Purchaser in the Horse including, but not limited to, agister’s liens, veterinarian’s liens, etc., with the exception of current invoices not yet due which shall be Seller’s responsibility as applicable to dates prior to Closing.

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(ii)     Seller is the owner of the ninety percent (90%) title to and ownership interest in the racing qualities of the Horse (with the remaining Ten percent [10%] undivided ownership of the racing qualities of the Horse owned by Stalrlight Racing 2018 III General Partnership and Madaket Stables, LLC until the conclusion of the 2020 Breeders’ Cup conducted at Keeneland racecourse, each owning an undivided Five perecent [5%] interest in the racing qualities of the Horse) and Seller is the sole owner of one hundred percent (100%) of the future breeding qualities of the Horse (with the exception the the lifetime breeding rights specified in Paragraph 7(i), above) and has good and perfect title and right to sell and transfer the Interest as set forth herein.

(iii)     This Agreement has been duly and validly executed and delivered by Seller, and is a valid and binding obligation of Seller, enforceable in accordance with its respective terms and condition except as enforceability is limited by applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws affecting the enforcement of creditor’s rights generally.

8.           Warranties and Representations of Purchaser. Purchaser acknowledges that it agrees that it will, prior to the purchase of the Horse, have conducted all tests and veterinarian examinations of the Horse, it desires, and that except as herein set forth, understands that Sellers make NO WARRANTY OR REPRESENTATION OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, THE HEALTH AND CONDITION OF THE HORSE, AND SPECIFICALLY, BUT NOT ALL INCLUSIVELY, THAT THERE IS NO EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, SUITABILITY FOR RACING OF THE HORSE, ABILITY OR SOUNDNESS FOR RACING, BREEDING OR FERTILITY, AND PURCHASER AGREES TO ACCEPT DELIVERY OF THE HORSE “AS IS” AS OF THE DATE OF DELIVERY OF TITLE OF THE INTEREST BEING PURCHASED HEREIN.

9.           Commissions. Neither party has employed any agent, broker or finder in connection with the transactions contemplated by this Agreement. Nor has any third party, including but not limited to any representative or agent of the other party to this transaction, been paid anything of value in connection with such sale transaction. Each party shall indemnify, defend and hold the other party harmless from any and all claims or losses relating to agency fees, brokerage fees, attorney fees, expenses, commission or finder’s fees owed or claimed to be owed to any agent, broker or finder engaged or claimed to be engaged by that party.

10.         Closing and Purchaser’s Delivery. Closing shall take place at the offices of Wyatt, Tarrant & Combs, 250 West Main Street, Lexington, Kentucky, within three (3) days after the satisfactory completion of all Veterinary Examinations (“Closing”) at which time Purchaser shall deliver the following to Seller:

(A)	Ten percent of the Purchase Price shall be paid by Purchaser to Seller and the delivery of Seller’s promissory note payable to Seller of the balance of the Purchase Price, which shall be due and payable by the Payment Due Date and unconditionally guaranteed by Guarantor;

(B)	An executed bill of sale in the same form as Exhibit A, attached hereto;

(C)	An executed Co-Ownership Agreement in the same form as Exhibit B; and

(D)	Such other documents or instruments as Seller may reasonably require.

11.         Seller’s Delivery. Seller shall, in addition to having delivered possession of the Horse as set forth above, deliver the following documents to Purchaser at the Closing.

(A)	Evidence that the The Jockey Club Certificate of Registration for the Horse has been endorsed to memorialize the transfer of ownership of a Twelve and one half percent (12.5%) Interest in the Horse to Purchaser;

(B)	An executed bill of sale in the same form as Exhibit A attached hereto;

(C)	An executed Co-Ownership Agreement in the same form as Exhibit B; and

(D)	Such other documents or instruments as Purchaser may reasonably require.

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12.         The Co-Ownership for Racing and Term. As of the Closing Date when title to a Twelve and one half percent (12.5%) Interest in the Horse passes to Purchaser, Purchaser and Seller shall become co-owners of the Horse and agree to execute a Co-Ownership Agreement with respect to the racing of the Horse in a same form as the Co-Ownership Agreement attached hereto as Exhibit B, which shall become a part of this Agreement and which Co-Ownership Agreement shall remain in full force and effect during the racing career of the Horse and the future breeding career of the Horse and govern any sale of the Horse. Neither Seller or Purchaser shall have the right of partition with respect to the co-owned property, i.e. the Horse, and the rights of Purchaser are personal to Purchaser and may not be transferred, subleased, assigned, encumbered, mortgaged, pledged or hypothecated to any other person, firm, corporation, or other entity whatsoever without the prior express written consent of Seller, which consent may be withheld by Seller for any reason or for no reason whatsoever.

13.         Time of Essence; Specific Performance. Time is of the essence to the performance of this Agreement, including the awards of breeding rights provided for herein. The parties agree that, in addition to any other rights the parties may have, each party shall have the right to specifically enforce the terms of this Agreement, it being agreed that damages for breach would be impossible to determine.

14.         Management. Seller of the Horse shall have responsibility for the management of the racing and breeding of the Horse during the term of the Co-Ownership. All decisions of the racing of the Horse, including without limitation, decisions regarding the training and racing, shall be made by Purchaser of the Horse in accordance with the terms and conditions of this Agreement, and more specifically the Co-Ownership Agreement. In performing its rights, duties and obligations hereunder, Seller shall employ the degree of care customarily employed in the management of thoroughbred race horses in training in the United States of America and further Seller shall exert it’s due care in training and racing the Horse so as not to impair the potential value of the Horse for his future breeding qualities. The Horse shall not be entered or run in any claiming race nor given any medical treatment or operation without first obtaining the prior written consent of Purchaser. After the Closing the Horse shall run in each race in which he is entered in the name of Seller, Purchaser, Starlight Racing 2018 III General Partnership and Madaket Stables, LLC and shall run in the racing silks of Seller, provided, however the Horse shall run in the silksof Starlight Racing 2018 General Partnership for the Santa Anita Derby and in the silks of Madaket Stables for a Grade 1 race of Madaket’s choosing other than the Kentucky Derby or Breeders’ Cup Classic.

15.         No Partnership. The relationship of the Purchaser and Seller, during the term of Co-Ownership shall be that of joint tenants in common of a chattel or chattels (the Horse), the right and ownership of which shall be as provided in this Agreement. The Purchaser and Seller do not propose or intend by this Agreement to create, and this Agreement shall not be considered as creating, a joint venture, partnership, agency or other relationship whereby the Purchaser and Seller shall be liable for the omissions or commissions of each other.

16.         Costs related to Breach. Failure of any party to abide by and perform any and all terms, covenants, conditions, and obligations of this Agreement shall constitute a default and shall, in addition to any other remedies provided by law or in equity, entitle the wronged party to reasonable attorney fees and legal costs related to such breach.

17.         Execution Counterparts. This Agreement may be executed in multiple counterparts and all such counterparts shall collectively constitute an original Agreement, which may be evidenced by any one counterpart. This Agreement may also be executed and delivered by facsimile transmission in lieu of original or machine generated or copied documents, provided that the original copy or copies of the Agreement signed by Seller shall be provided to Purchaser, and the original copy of the Agreement signed by Purchaser shall be provided to Seller’s Representative, both within ten (10) days after the signing.

18.          Notices. All notices, demands or other writings in this Agreement provided to be given, made or sent, or which may be given, made or sent by either party to the other shall be deemed to have been fully given or made or sent when made and sent by hand-delivery, telecopy or facsimile as follows:

To Seller:	ATTN: NED TOFFEY
SPENDTHRIFT FARM, LLC
884 Iron Works
Pike Lexington, Kentucky 40511

Telephone number (859)294-0030
Telecopier number: (859) 294-0050

To Purchaser:	ATTN:
MY RACEHORSE CA LLC
A/K/A MYRACEHORSE
250 W. First St., Ste. 256
Claremont, California 91711

Telephone number: (909) 757-0226
Telecopier number: ____________________

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To Guarantor:	ATTN:
EXPERIENTIAL SQUARED, INC.

250 W. First St., Ste. 256

Claremont, California 91711

Telephone number: (909) 757-0226
Telecopier number: ______________

The address and/or facsimile number to which any notice, demand or any other writing may be given, made or sent to any parties hereinabove provided may be changed by written notice and given by such parties as above provided.

19.	Miscellaneous.

(A)                     Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives, officers, directors, employees, agents and assigns.

(B)                     Entire Agreement. This Agreement, and the item(s) referred to herein and attached hereto, constitutes the entire agreement of the parties hereto with respect to the subject matter hereto. This Agreement supersedes any and all prior written or oral agreements and understandings.

(C)                     Headings. The descriptive headings in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(D)                     Attorneys’ Fees and Expenses. In the event one party to this Agreement initiates a legal action to enforce or interpret this Agreement, or to litigate any dispute or claim between the parties, the prevailing party shall be entitled to reimbursement from the other party for the prevailing party’s reasonable attorneys’ fees and costs incurred in the legal action.

(E)                      Severability. The invalidity or unenforceability of any provision of this Agreement shall not effect the validity or enforceability of the remainder of this Agreement as a whole or any other provision therein.

(F)                      Nonexclusive Provisions. The provisions of this Agreement are cumulative and not exclusive of any and all rights or remedies which any party may have at law or in equity.

(G)                     Governing Law. Except as otherwise provided herein to the contrary, this Agreement shall be governed by, construed and enforced in accordance with the laws (other than the law governing conflict of law questions) of the Commonwealth of Kentucky, United States of America. The federal courts in Lexington, Kentucky shall have the exclusive jurisdiction over any dispute between Purchaser, Guarantor and Seller. Purchaser, Guarantor and Seller each hereby consents to service of process, personal jurisdiction and venue in any court sitting in Fayette County, Kentucky.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SELLER:

SPENDTHRIFT FARM, LLC

/s/ B. WAYNE HUGHES
By: B. WAYNE HUGHES
Its: __________________

State of Kentucky

County of Fayette

Subscribed to before me, a notary public, by B. Wayne Hughes, personally known to me, on this the _____ day of June, 2020.

Notary Public for the State and County above

PURCHASER:

MY RACEHORSE CA LLC
A/K/A MYRACEHORSE

By: _______________________
Its: _______________________

State of Kentucky

County of Fayette

Subscribed to before me, a notary public, by B. Wayne Hughes, personally known to me, on this the _____ day of June, 2020.

Notary Public for the State and County above

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GUARANTOR:

EXPERIENTAL SQUARED, INC.

By: ______________________
Its: ______________________

State of Kentucky

County of Fayette

Subscribed to before me, a notary public, by B. Wayne Hughes, personally known to me, on this the _____ day of June, 2020.

Notary Public for the State and County above

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EXHIBIT A

BILL OF SALE

In consideration of the sum of _________________U.S. Dollars ($ ___________) as good and valuable consideration, the receipt of all of which is hereby acknowledged by SPENDTHRIFT FARM, LLC (“Spendthrift” or “Seller”), it does hereby bargain, sell, transfer, convey and assign unto MY RACEHORSE CA LLC a/k/a MYRACEHORSE (“MyRacehorse” or “Purchaser”) a twelve and one half percent (12.5%) interest in and to AUTHENTIC, a Thoroughbred colt, foal of 2017, by INTO MISCHIEF out of FLAWLESS, by MR. GREELEY (the “Horse”), which SPENDTHRIFT FARM, LLC hereby warrants and represents to MY RACEHORSE CA LLC a/k/a MYRACEHORSE. that it is the sole owner of the ownership interest being transferred herein, the title thereto is free and clear of all liens and encumbrances of whatsoever nature and kind, that it has good and perfect title and right to sell and transfer the interest in the Horse as herein done, and it will warrant and defend the title thereto as against the claims of all persons whatsoever.

Purchaser hereby agrees and acknowledges that SELLER MAKES NO WARRANTIES, EXCEPT AS STATED IN THE AGREEMENT OF PURCHASE, SALE, AND CO- OWNERSHIP, EITHER EXPRESS OR IMPLIED, AS TO THE HORSE, OR IN ANY EVENT, COVENANT, OCCURRENCE OR CONDITION INCLUDING, WITHOUT LIMITATION, THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE HORSE, SUITABILITY FOR RACING OF THE HORSE, ABILITY OR SOUNDNESS FOR RACING, BREEDING, FERTILITY, AND PURCHASER THEREFORE ACCEPTS THE HORSE “AS IS”.

IN WITNESS WHEREOF, Spendthrift and MyRacehorse have hereunto set their hand individually or by their duly authorized agents effective as of the ____ day of June, 2020.

SELLER:	PURCHASER:

SPENDTHRIFT FARM, LLC	MY RACEHORSE CA LLC
a/k/a MYRACEHORSE
By: _____________________
Its: _____________________	By: _____________________
Its: _____________________

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EXHIBIT B

EQUINE CO-OWNERSHIP AND ACQUISITION AGREEMENT

This Agreement (“Agreement”) is entered into as of the Effective Date set forth in Schedule 1 between Initial Owner (whose full legal name is set forth in Schedule 1 and Purchaser (whose full legal name is set forth in Schedule 1) with reference to the following facts:

A.	Initial Owner is the sole legal owner of the Horse described in Schedule 1 (“Horse”), except as otherwise provided in Section 6.

B.	Purchaser is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in California.

C.	Purchaser desires to purchase an interest (the “Interest”) in Horse under the terms and conditions set forth in this Agreement.

D.	Once Purchaser purchases the Interest, a tenancy in common shall be formed amongst each of the owners of the Horse. (The co-owner shall be referred to individually as “Co-Owner” and collectively as “Co-Owners”).

E.	It is Purchaser’s intent that its members shall be provided with the experience of racehorse ownership including, but not limited to: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs at applicable tracks, access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track and access to Spendthrift Farm when the Horse is retired from racing and begins his stallion career.

F.	Dilution of Purchaser’s interest or the sale of an interest in the Horse to any other person or entity by Initial Owner for less than the pro rata purchase price set forth herein constitutes a direct conflict of interest with the interests of Purchaser.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the parties agree as follows:

1.           Formation of Co-Ownership and Termination of Co-Ownership. The business of the Co-Ownership shall be conducted under the name set forth in Schedule 1 and the Horse shall race under the silks identified in Schedule 1. The use of the term “Co- Ownership” to refer to the aggregate of persons owning the Horse as tenants in common pursuant to this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. Each person or entity which acquires a fractional interest in the Horse pursuant to the provisions of this Agreement shall become a Co-Owner of the Co-Ownership, each of which hereby waives any right to partition. The Co-Ownership shall terminate upon the termination of the Horse breeding career, death or sale of the Horse.

2.           Relationship of the Co-Owners Amongst Themselves and Manager. For purposes of this Agreement, the Manager is that individual or entity so designated in Schedule 1 of this Agreement. The relationship of the Co-Owners amongst themselves shall be that of tenants in common of a Horse, the right to possession of which shall be vested in the Manager, subject only to the right of the Co-Owners to remove the Manager as set forth herein. The relationship of the Co-Owners to the Manager shall be that of principals and agent as limited by the terms and conditions of this Agreement. The agency of the Manager is one coupled with an interest in the subject matter of the agency during any period in which Horse is maintained under the care of the Manager. Notwithstanding the foregoing, the Manager shall be expressly permitted to conduct other business activities and to accept other engagements, including, without limitation, the management of other Horses, the purchase, sale, racing and breeding of other horses, or any one or more of them.

3.	Contributions and Percentage Interest.

a.	Purchaser shall pay Initial Owner the Purchase Price set forth in Schedule 1 upon the date established for closing (the “Closing”) set forth in Schedule 1.

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b.	Upon Closing, the respective ownership interests of the Co-Owners in the Horse will be as set forth on Schedule 1 and the Co-Ownership shall commence.

c.	The costs of notifying breed/discipline registries of the transfer described herein with any applicable registries shall be paid by the Purchaser.

d.	The following shall be completed simultaneously, and Closing shall occur when each of the following are complete:

i.	The Purchase Price has been fully paid.

ii.	All contingencies have been waived in writing.

iii.	The Co-Ownership shall be listed as the owner(s) on the Horse’s registration papers with the applicable breed/discipline registry/registries and all documents necessary to effectuate such ownership change shall be signed and exchanged.

4.        Purpose and Bonus Payment to Co-Ownership, Retirement from Racing and Breeding. The purpose of the Co-Ownership is to train, race, breed and/or sell the Horse. All racing income, breeding income, marketing, sponsorship or other income, together with the value of the Interest shall accrue to the benefit of the Co-Ownership. In the event the Horse wins a Grade 1 race on the dirt in the United States in 2020, other than the Santa Anita Derby, then the Purchaser shall pay the Initial Owner a one time bonus (“Bonus”) of the sum of Three Hundred Thirty Seven Thousand Five Hundred and no/100 U.S. Dollars ($337,500.00) from the Purchaser’s share of any purse earnings of the Horse with the balance thereof to be paid from the Purchaser’s share of any revenues generated by the Horse after he is retired from racing and becomes a stallion, together with interest thereon at the rate of Three and one half percent (3.5%) per annum from the date the said Bonus was earned. In the event the Horse wins the Kentucky Derby in 2020, then the Purchaser shall pay the Initial Owner a one time Bonus of the sum of One Million One Hundred Twelve Thousand and no/100 U.S. Dollars ($1,112,000) from the Purchaser’s share of any purse earnings of the Horse with the balance thereof to be paid from the Purchaser’s share of any revenues generated by the Horse after he is retired from racing and becomes a stallion, together with interest thereon at the rate of Three and one half percent (3.5%) per annum from the date the said Bonus was earned. In the event the Horse wins the Breeders’ Cup Classic in 2020, then the Purchaser shall pay the Initial Owner a one time Bonus of the sum of Seven Hundred Thirty One Thousand Two Hundred Fifty and no/100 U.S. Dollars ($732,250.00) from the Purchaser’s share of any purse earnings of the Horse with the balance thereof to be paid from the Purchaser’s share of any revenues generated by the Horse after he is retired from racing and becomes a stallion, together with interest thereon at the rate of Three and one half percent (3.5%) per annum from the date the said Bonus was earned. In the event the Horse is named the Eclipse Award for Champion Three-Year-Old for 2020, then the Purchaser shall pay the Initial Owner a one time Bonus of the sum of One Hundred Twenty Five Thousand and no/100 U.S. Dollars ($125,000.00) from the Purchaser’s share of any purse earnings of the Horse with the balance thereof to be paid from the Purchaser’s share of any revenues generated by the Horse after he is retired from racing and becomes a stallion with interest thereon at the rate of Three and one half percent (3.5%) per annum from the date the said Bonus was earned. In the event the Horse is named the Eclipse Horse of the Year for 2020, then the Purchaser shall pay the Initial Owner a one time Bonus of the sum of One Hundred Twenty Five Thousand and no/100 U.S. Dollars ($125,000.00) from the Purchaser’s share of any purse earnings of the Horse with the balance thereof to be paid from the Purchaser’s share of any revenues generated by the Horse after he is retired from racing and becomes a stallion with interest thereon at the rate of Three and one half percent (3.5%) per annum from the date the said Bonus was earned. After the 2020 Breeders’ Cup a decision will be made by the Initial Owner and Purchaser as to whether the Horse will continue to race in 2021, or retire from racing and begin his stud career. Upon the Horse’s retirement the Horse shall be retired to stand at stud at Spendthrift Farm in Lexington, Kentucky. Any revenues generated by the Horse as a stallion shall be divided pro-rata among the Co-Owners (after the Purchaser’s Co-Ownership’s share of stallion revenues has first satisfied any of the foregoing sums due the Original Owner set forth above). All expenses of the Horse after he is retired from racing and begins a stallion career shall be paid pro-rata by the Initial Owner and the Purchaser, which such expenses shall first be deducted from revenues generated by the Horse as a stallion. The Purchaser shall have no right to breed a mare to the Horse, only to share pro-rata in the revenues earned by the Horse as a stallion as provided for herein. All decisions related to the racing career and breeding career of the Horse must be unanimous as between the Initial Owner and the Purchaser.

5.           Contingencies. Purchaser’s obligation to purchase the Horse is subject to and contingent upon the following:

a.	Veterinary Inspection. Determination by a licensed veterinarian selected and paid for by the Purchaser that the Horse is in good health and physical condition and fit for its intended purpose as a racehorse. Purchaser shall, within the number of days set forth in Schedule 1, either approve or disapprove of this contingency provided that Initial Owner allows Purchaser’s veterinarian immediate access to the Horse for inspection. In the event of a delay in such inspection, one day shall be added to the contingency approval period for each day of delay. If the Horse’s shoes, if any, are removed during the examination, they will be immediately replaced at Purchaser’s expense.

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b.	Verification of Title. Initial Owner shall provide Purchaserr with copies of all registration papers and bills of sale relating to the Horse and Purchaser shall have five (5) business days after receipt of these documents within which to approve them.

c.	Inspection of All Veterinary Records. Initial Owner shall provide Purchaser with copies of all veterinary records, including, without limitation, lab reports, x-rays, MRIs and other diagnostic testing results, relating to the Horse and Purchaser shall have five (5) business days after receipt of these documents within which to approve them.

d.	Other Disclosures. Initial Owner shall provide Purchaser with any and all other material information relating to the Horse, including, but not limited to disclosure of any and all outstanding invoices that may make the Horse subject to an agister’s lien, any track inquiries or suspensions, prior injuries, surgeries, stable vices (cribbing, weaving, etc.) or other information that may affect the Horse’s value and/or ability to race.

e.	Appraisal. Purchaser shall be provided the opportunity to have the Horse appraised and/or inspected for value within five (5) calendar days prior to the expiration of the Veterinary Inspection contingency set forth in sub-paragraph (a) above.

f.	Sale of Co-Ownership Interests. If this provision is selected, Purchaser has the right to acquire additional Co-Ownership interests as set forth in Schedule 1. This sale of these additional Co-Ownership interests is contingent upon Purchaser raising sufficient capital from its members to cover the purchase price of the Horse along with a sufficient equity cushion to cover future expenses reasonably anticipated with ownership of the Horse. The amount needed by Purchaser to fulfill this contingency is within Purchaser’s sole discretion. Purchaser shall satisfy this contingency within the time set forth in Schedule 1.

g.	Contingency Removal. In the event Purchaser does not provide Initial Owner with written notice that it has removed a contingency within the time required by this Agreement, Initial Owner shall provide Purchaser with a written demand for removal of contingency (“Contingency Removal Demand”). If Purchaser does not remove the contingency within two (2) business days of the date the Contingency Removal Demand is effective as set forth in the Notice provision below, this Agreement will be deemed null and void and the sale and Co-Ownership shall not proceed.

6.           Warranty of Title. Initial Owner warrants that on Closing, Initial Owner shall have clear title to Horse and Horse is free from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws, with the exception that Starlight Racing 2018 III General Partnership and Madaket Stables, LLC each own an undivided five percent (5%) interest in the racing qualities of the Horse until the conclusion of the 2020 Breeders’ Cup conducted at Keeneland racecourse and three (3) lifetime breeding rights in the Horse, two (2) reserved for Bob Baffert and one (1) reserved for Donato Lanni. In the event any claims or demands are made against Initial Owner’s or Purchaser’s title to the Horse, Initial Owner shall indemnify, defend and hold Investor harmless against such claim or demand at its sole cost and expense from any and all claims or expenses, including reasonable attorney’s fees which may arise by reason thereof.

7.           No Litigation. There is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing pending or, to the best knowledge of the Initial Owner threatened, before any court or governmental or administrative authority or private arbitration tribunal against or relating to or affecting Horse, the Initial Owner or any of the Initial Owner’s assets.

8.           Commissions. Pursuant to California law, Initial Owner shall disclose any and all commissions paid to or received by any individual arising from or relating to this Agreement.

9.           Indemnity. Initial Owner shall indemnify, defend and hold Purchaser harmless for any and all claims, actions or damages arising from or related to any and all acts of Initial Owner prior to the date of transfer of shares to Purchaser.

10.         Taxes. Purchaser shall be liable and shall pay all sales taxes that may be due by reason of the sale and conveyance of the Horse and Purchaser shall pay all use taxes that may be due by reason of the sale and conveyance of the Horse.

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11.         Insurance. In the event Purchaser wishes to insure its interest in Horse, Initial Owner shall cooperate in providing any and all information requested by the insurance company, including, without limitation, veterinary information and race record. Such insurance will be at Purchaser’s expense.

12.         Ownership Privileges. Purchaser shall be entitled to full ownership privileges including, without limitation: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs and/or owner’s boxes at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track. To the extent such privileges are limited, such limitations shall be set forth in Schedule 1.

13.         Publicity Rights and Marketing Content. Initial Owner agrees that their name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by Purchaser. Initial Owner also agrees that Purchaser may use Initial Owner’s logo in marketing materials subject to the written permission of Initial Owner on a case by case basis, which permission will not be unreasonably withheld. Purchaser and Manager agree to provide Purchaser with information that may be used for marketing content including, without limitation the Horse’s pedigree, career details, manager, trainer and jockey biographies, futurity entries, races entered, post position drawn, and work out times.

14.         Non-Circumvention. The parties to this Agreement agree that the names of Purchaser’s members are part of a confidential customer list and trade secret. Accordingly, Initial Owner and Manager agree not to initiate direct or indirect contact with any of Purchaser’s members with respect to investment opportunities in the Horse or other horses unless approval to do so is granted in writing on a case by case basis. Initial Owner and Manager agree not to undertake any transaction or series of transactions of any kind with Purchaser’s members or collect fees from Purchaser’s members without the express prior written consent of Purchaser, which will not be unreasonably withheld.

15.        Right of First Refusal. If Initial Owner or Investor elects to sell additional fractional interests in the Horse to another third-party, Initial Owner or Purchaser shall first offer such fractional interest to Purchaser or Initial Owner on the same terms and conditions as are offered to such third party (the “Offered Terms”). Purchaser or Initial Owner shall have the same number of days as set forth in Section 5(f) above within which accept such offer based upon the Offered Terms. If Purchaser or Initial Owner does not accept said offer within said period, Initial Owner or Purchaser shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Initial Owner or Purchaser does not enter into an agreement with the third-party on the Offered Terms and such transaction does not close within ninety (90) days, Initial Owner’s or Purchaser’s right to sell a fractional interest in the Horse to a third party shall expire and the procedure set forth in this Section shall be applicable again.

16.         No Dilution. Except as provided in Section 21 of this Agreement, each Co-Owner’s percentage ownership of the Horse shall not be subject to dilution and Investor will maintain the percentage Interest set forth in this Agreement.

17.        Management. Except as otherwise provided in this Agreement, Manager shall have the responsibility for the overall management of the Horse and shall have the authority to decide all matters relating to the management, care, training, racing and breeding of the Horse, provided however, Manager will need the prior consent of Purchaser in determining who will train the Horse and in what state it will be raced. Manager will require the prior consent of Purchaser for the following activities: Trainer selection, Racing in Claiming Races, selling the Horse, and Gelding the Horse (if it’s a colt); and any vet procedure that would cost more than Five Thousand Dollars ($5,000). When the Horse is retired for the purposes of breeding, Manager will require the prior consent from Purchaser for the following breeding activities; stud fee, expenses over Twenty Five Thousand Dollars ($25,000) and sale of the Horse. Manager may be removed by a majority in interest of the Co-Owners. Manager shall communicate regularly with the Purchaser regarding any and all decisions made in relation to the Horse. The Horse shall be trained as set forth in Schedule 1, who shall only be replaced by a trainer of equal skill and ability. In addition:

a.	Manager shall employ the degree of care customarily employed by persons who race, maintain and breed horses of the same quality as the Horse.

b.	Manager shall be entitled to the compensation set forth in Schedule 1.

c.	Manager may be removed as set forth in Schedule 1.

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18.         Principal Office. The principal office and place of business of the Co- Ownership is set forth in Schedule 1.

19.         Public Liability Insurance. Responsibility of each Co-Ownership member.

20.	Other Insurance.

a.	In the event that an insurance claim is made under an applicable insurance policy, all insurance proceeds received under such policies applicable to the Horse shall be allocated first to payment of the Horse’s expenses, then towards the Co-Ownership.

b.	It is the responsibility of each member of the Co-Ownership to maintain their own insurance

21.         Subsequent Capital Contributions. All expenses incurred in connection with the Horse shall be billed on a monthly basis and shall appear on an itemized invoice.

a.	Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, Horse transportation, entry fees, nomination fees, starting fees, pony fees, racetrack fees applicable to any race in which the Horse runs, jockey and trainer commissions, legal, accounting and professional fees, breeding shed expenses, etc.

b.	Such expenses shall be billed at cost except as provided in Schedule 1, and Initial Owner and Purchaser shall pay One Hundred percent (100%) of such expenses pro-rata.

c.	Expense invoices shall be paid within thirty (30) days of receipt.

d.	Capital contributions made pursuant to this Section (“Additional Capital Contributions”) shall be made pro rata in accordance with each Co- Owner’s respective Interest as set forth in Schedule 1 unless a Co-Owner fails to make a required Additional Capital Contribution.

e.	The Co-Owners shall make Additional Capital Contributions at such times and in such amounts as may be called for by the Manager in Manager’s reasonable discretion. The Co-Ownership’s books and records will reflect the initial and any Additional Capital Contributions made by the Co-Owners.

f.	In connection with the contribution of property other than cash, the Co- Ownership and a contributing Co-Owner will agree upon the fair market value of contributed property and the capital account balance to be credited to a Co-Owner in exchange for such property.

g.	If any Co-Owner (the “Defaulting Co-Owner”) shall fail to pay all or any part of its share of a required additional Capital Contribution when due (the “Defaulting Co-Owner's Share”), the other Co-Owners who have contributed their share of the Additional Capital Contribution (the “Contributing Co-Owners”) shall have the right for a period of 30 days following the date when the Defaulting Co-Owner's Share was due, to contribute an additional amount equal to the Defaulting Co-Owner's Share. If all Contributing Co-Owners desire to contribute toward such amount, then they shall contribute in proportion to their respective fractional interest or in such other proportions as they may agree. If less than all the Contributing Co-Owners desire to contribute toward such amount, then they may do so in proportion to their respective fractional interests or in such other proportions as they may agree. The Contributing Co-Owners shall communicate promptly with each other for purposes of determining what portion, if any, of the Defaulting Co-Owner's Share they wish to contribute. At the end of the 30-day period referred to above or such earlier date upon which the Contributing Co-Owners shall have contributed the Defaulting Co-Owner's Share, the fractional interests of each Co-Owner shall be adjusted to be the percentage determined by dividing the Defaulting Co-Owner’s initial Capital Contribution plus all prior Additional Capital Contributions made by the Defaulting Co- Owner, including any portion of the Defaulting Co-Owner's Share contributed by the Defaulting Co-Owner, by the aggregate initial Capital Contributions of all Co-Owners plus the aggregate Additional Capital Contributions made by all Co-Owners, including any portion of the Defaulting Co-Owner's Share contributed by them. Such adjustment of Participating Percentages shall be the sole remedy of the Co-Owners and the Co-Ownership in the event that a Co-Owner fails to contribute their share of an Additional Capital Contributions. The adjustment shall be made regardless of whether, and regardless of the extent to which, any Contributing Co-Owner makes an additional contribution toward the Defaulting Co-Owner's Share.

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h.	Co-Owner Loans. The Co-Ownership may, in the discretion of the Manager, borrow funds needed for the Co-Ownership's operations from one or more Co-Owners or from third party lenders. Any loans by Co- Owners or Managers to the Co-Ownership shall be made on commercially reasonable terms.

i.	Interest on Capital. No Co-Owner shall be paid interest on any Capital Contribution or Capital Account.

22.         Books and Records. Books and records are to be maintained relating to the operation of the Co-Ownership on a cash basis in accordance with generally accepted accounting principles, and such books and records shall be available to all parties for purposes of inspection and copying during normal working hours.

23.        Distributions. Distributions shall be made annually in the amounts or percentages set forth in Schedule 1.

24.         Co-Owners. No Co-Owner shall have the power or authority to bind the Co-Ownership unless the Co-Owner has been authorized in writing by the Manager to act as an agent of the Co-Ownership. Meetings of Co-Owners shall be held annually, and special meetings may be held as set forth in Schedule 1.

25.        Restrictions on Transfer. No Co-Owner shall sell, assign, pledge, hypothecate, bequeath, give away or transfer by operation of law or otherwise all or any part of such Co-Owner’s interest (collectively “Transfer”) except as set forth in Schedule 1. Notwithstanding the foregoing, this provision shall not be construed to prohibit Purchaser from selling membership interests in Investor.

26.         Short Form Bill of Sale. Upon Closing the parties shall execute a notarized Short Form Bill of Sale similar in the form to that set forth in Exhibit A to this Agreement.

27.         Authority. The parties executing this agreement warrant and represent they have full right, power and authority to enter into this agreement.

28.         Notice. All notices, requests, consents and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sent personally, by national overnight courier service or certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule 1 to this Agreement, or such other address or addresses as a party shall have designated by notice to the other parties in writing. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above. Notices shall be sent to the addresses set forth in Schedule 1 or such other address which is provided in the future in writing.

29.        Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

30.         Survival of Rights. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

31.         Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

32.        Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.

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33.        Section Headings. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

34.          Governing Law. This Agreement shall be construed according to the laws of the State of California.

35.        Additional Documents. Each party, upon the request of another party, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a party.

36.        Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

37.         Time of the Essence. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

38.         Further Actions. Each of the parties hereto agree to execute, acknowledge and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

39.         Third Party Beneficiaries. There are no third-party beneficiaries of this Agreement.

40.         Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement of the parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to the subject matter hereof.

41.         Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

42.         Attorneys' Fees. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute. The attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post judgment proceedings to collect or enforce the judgment. This attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

By: SPENDTHRIFT FARM, LLC
B. Wayne Hughes

Its: _________________

Initial Owner: _________

By: MY RACEHORSE CA LLC a/k/a
MYRACEHORSE

By: Michael Behrens

Its: ________________

Purchaser: ____________

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Schedule 1

Effective Date:

Initial Owner(s): Spendthrift Farm, LLC

Purchaser: My Racehorse CA LLC a/k/a Myracehorse

Horse Description: AUTHENTIC, colt by INTO MISCHIEF out of FLAWLESS

Registered name: AUTHENTIC

Barn name (nickname, if any): Sex: Colt

Color: Bay Markings:

Breed: Thoroughbred Breed registry: The Jockey Club Registration number:

17        Tattoo or brand:

Horse’s foaling date: _________, _____, 2017 Is the horse microchipped?

Microchip#:

Does the horse have a passport? Passport #:

Co-Ownership Name (Section 1): Spendthrift Farm, LLC and My Racehorse CA LLC

Racing Silks of (Section 1): Spendthrift Farm, LLC; Starlight Racing for the Santa Anita Derby; Madaket Stables for a Grade 1 race other than the Kentucky Derby or Breeders’ Cup Classic

Manager (Section 2): Spendthrift Farm, LLC Trainer: Bob Baffert

Purchase Price (Section 3): $1,915,407.42 unless he wins the Santa Anita Derby, of which $206,718.75 is for the racing qualities of the Horse and $1,687,500.00 is for the breeding qualities of the Horse, then the purchase price is $2,646,657.42, of which $206,718.75 is for the racing qualities of the Horse and $2,418,750.00 is for the breeding qualities of the Horse

Activities Authorized (Section 4):

Training (Selecting the trainer) Racing

Racing in Claiming Races (must be specifically authorized) Selling the Horse

Rehabilitation

Breeding the Horse: N/A Gelding the Horse (if it’s a colt): N/A

Marketing and acquiring sponsorships

❑                      Other (specify):

Closing Date:

Horse Ownership Interests after Closing:

Name	Address	Percentage Interest*
My Racehorse CA LLC a/k/a Myracehorse	250 West First Street Suite 256 Claremont CA 91711	12.5%
Spendthrift Farm, LLC	884 Iron Works Pike Lexington, KY 40511	78.5% for racing qualities and 88.5% for breeding qualities

*Subject to adjustment in the event of a Clawback Transfer Number of days within which Veterinary Inspection will be complete:

Additional Ownership Interests (Section 5(f)): n/a

Number of days within which Co-Ownership Interests will be sold:

Description of additional Co-Ownership Interests available:

Limitations on Ownership Privileges (Section 12):

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Limit 6 Paddock Passes per race pro rata among the Co-owners.

Sale date, if any (Section 17(a)):

Percentage of fractional ownership required for early sale (Section 17(a)): Manager’s Compensation (Section 17(c)):

Removal of Manager (Section 17(d)): A majority of the Co-owners may vote at any time to appoint a racing manager whose duties and obligations shall be set forth in an addendum to this agreement

Principal Place of Business (Section 18): N/A

Expenses that shall not be billed at cost (Section 21(b)):

All expenses to be billed at cost.

Distributions shall be made as follows (Section 23):

Directly to Paymaster accounts via pro rata percentage.

Special meetings of Co-Owners (Section 24):

As needed.

Restrictions on Transfers and Methods of Transfer (Section 25):Approval by majority vote of the co ownership which won’t be unreasonably withheld.

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EXHIBIT A

SHORT FORM BILL OF SALE

FOR VALUABLE CONSIDERATION paid to the Seller listed below, the receipt and sufficiency of which is acknowledged by the Purchaser listed below, sells and delivers the interest in the horse described below:

Seller(s):	Spendthrift Farm, LLC

Buyer:	MyRacehorse

Interest:	12.5%

The Horse described as follows:

Registered name: AUTHENTIC

Barn name (nickname, if any):

Sex: Colt

Color: Bay Markings:

Breed: Thoroughbred

Breed registry: The Jockey Club Registration number:

This sale is made pursuant to the terms and conditions of that agreement dated as of the _____ day of June __, 2020, between Purchaser and Seller.

SPENDTHRIFT FARM, LLC

___________________ (Seller)

MY RACEHORSE CA LLC a/k/a MYRACEHORSE

___________________ (Purchaser)

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